FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
For the month of November 2007
Commission File Number: 000-50596
LINKTONE LTD.
12th Floor, Cross Tower
318 Fu Zhou Road
Huang Pu District
Shanghai, People’s Republic of China 200001
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
          Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
          Yes ☐ No ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
          82-      N.A.

The index of exhibits may be found at Page 2

LINKTONE LTD.
Form 6-K

Page

Signatures	Page 3
EX-99.1 NOTICE OF RECONVENED ANNUAL GENERAL MEETING OF SHAREHOLDERS AND PROXY STATEMENT FOR 2007 ANNUAL GENERAL MEETING
EX-99.2 FORM OF PROXY CARD FOR HOLDERS OF ORDINARY SHARES
EX-99.3 FORM OF VOTING INSTRUCTION CARD TO JPMORGAN CHASE BANK, N.A., FOR HOLDERS OF AMERICAN DEPOSITARY SHARES

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LINKTONE LTD.

	By:	/s/ Colin Sung

	Name:	Colin Sung
	Title:	Chief Financial Officer

Date: November 7, 2007